Michael H. Mitchell Partner	1717 Rhode Island Ave, N.W. Washington, D.C. 20036 T 202.478.6446 F 202.478.6447 mitchell_DC@chapman.com

January 12, 2016

Mr. Arthur C. Sandel, Esq.

Special Counsel

Office of Structured Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Capital One Funding, LLC
Capital One Master Trust
Capital One Multi-asset Execution Trust
Registration Statement on Form SF-3
File Nos. 333-206860, 333-206860-01 and 333-206860-02

Dear Mr. Sandel:

In connection with your review of the above-referenced Registration Statement on Form SF-3 (the “Registration Statement”), we are pleased to file Pre-Effective Amendment No. 3 to the Registration Statement on behalf of Capital One Funding, LLC (the “Registrant”), as transferor to Capital One Multi-asset Execution Trust and Capital One Master Trust. We have reviewed the additional comments issued orally by the staff (the “Staff”) of the Securities and Exchange Commission on January 8, 2016 relating to Pre-Effective Amendment No. 2 to the Registration Statement, which was filed on December 29, 2015. The Registrant’s responses to the Staff’s comments are set forth below. Capitalized terms used in this letter without definition have the meanings given to those terms in the form of prospectus contained in the Registration Statement. References to “we,” “us,” “our” and other similar pronouns in this letter refer to the Registrant, or to the Registrant and its affiliated transaction participants, as applicable.

For your convenience, a copy of each of the Staff’s comments is included below in bold-face font, followed by the Registrant’s responses.

Chicago    New York    Salt Lake City     San Francisco    Washington, DC

Mr. Arthur C. Sandel, Esq.

January 12, 2016

Dispute Resolution, page 135

Comment 1. We note your revisions to the disclosure indicating that Requesting Parties may choose mediation, which may include nonbinding arbitration. Please revise the language in the second to last paragraph in this section to clarify that the Requesting Party is giving up its right to sue in court by selecting binding arbitration. Please make sure your transaction documents (for example, Section 2.12(c) of Exhibit 4.8 and 2.01(c) of Exhibit 4.17) also provide consistent disclosure.

Response 1. We have revised the form of prospectus as requested and have made conforming changes to Section 6.03 of Exhibit 4.3, Section 2.12 of Exhibit 4.8, and Section 2.01 of Exhibit 4.17.

Exhibit 4.4—Form of Indenture, Section 908, Page 77

Comment 2. We note pursuant to Section 908(c) of the Indenture that, by their acceptance of a Note, Noteholders acknowledge that the Transferor, the Servicer, Capital One and the Asset Representations Reviewer may amend the Asset Representations Review Agreement without the consent of the Holders of any Investor Certificates (including the issuer) or any Noteholder. However, pursuant to Section 9.01(b) of the Asset Representations Review Agreement, the consent of the Investor Certificateholders holding more than 50% of the aggregate unpaid principal amount of all outstanding Investor Certificates is required for the purpose of adding any provisions to, or changing in any manner, or eliminating any of the provisions of the Asset Representations Review Agreement or of modifying in any manner the rights or interests of the Investor Certificateholders thereunder. Please revise the Indenture so that it is consistent with the provisions of the Asset Representations Review Agreement.

Response 2. We have revised Section 908(c) of the Indenture so that it is parallel with Sections 9.01(a) and (b) of the Asset Representations Review Agreement.

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Mr. Arthur C. Sandel, Esq.

January 12, 2016

The Registrant hopes the Staff will find the above responses and Pre-Effective Amendment No. 3 to the Registration Statement filed through the EDGAR system responsive to its comment. If you have any questions concerning this response, please do not hesitate to contact any of the following individuals.

Christy Freer Capital One Financial Corporation 1680 Capital One Drive McLean, VA 22102 703-760-2405 christy.freer@capitalone.com	Eric Bauder Capital One Financial Corporation 1680 Capital One Drive McLean, VA 22102 703-720-3148 eric.bauder@capitalone.com	Michael Mitchell Chapman and Cutler LLP 1717 Rhode Island Ave, NW Washington, DC 20036 202-478-6446 mitchell_DC@chapman.com

Sincerely,

/s/ Michael H. Mitchell

Michael H. Mitchell

cc:	Michelle Stasny, Esq.
Securities and Exchange Commission

cc:	Christy Freer, Esq.
Capital One Financial Corporation

cc:	Eric Bauder
Capital One Financial Corporation

cc:	Cory Barry, Esq.
Chapman and Cutler LLP